Report to Shareholders - Second Quarter, 1997

The most significant event occurring during the second quarter was our joint announcement with P.T.C. Bancorp in Brookville, Indiana, that we had agreed in principle to merge our two community-based banking organizations. Both parties view the proposed transaction as a merger of equals with the consolidated company retaining the name of Indiana United Bancorp and its Greensburg headquarters. The transaction, which is subject to regulatory approval, the execution of a definitive merger agreement, and the approval of each organization's shareholders, is expected to be completed by year end.

I will remain as CEO and will retain the title of Chairman of the Board. Jim Saner, who is currently the CEO of P.T.C. Bancorp, will become President and Chief Operating Officer of the consolidated company. Each subsidiary will continue to operate with its present management and each bank will retain its name and charter.

When completed, Indiana United is expected to have assets approaching $650 million and market capitalization in excess of $90 million. We expect the merger will add to earnings per share, beginning in the first quarter of 1998. We believe this merger will enhance shareholder value, provide additional capital and management to invest in our communities, and expand career opportunities for our employees.

Net income in the second quarter totaled $1,069,566, which was $285,401, or 36.4% above the second quarter of 1996, and $177,733, or 19.9% above the first quarter of 1997. Earnings per share of $.86 were 41.0% higher than the prior year period, and surpassed first quarter results by 21.1%.

For the six months ended June 30, 1997, net income of $1,961,399 was 32.4% above first half, 1996. On a per share basis, six months earnings totaled $1.57, surpassing the first six months of 1996 by 36.5%.

This very strong increase in earnings has been fueled by loan growth of $31 million over the last twelve months. During this period, commercial loans grew 20.6% and consumer loans grew 71.7%, significantly reducing our dependency on lower yielding residential mortgage loans. Loans now represent 83.6% of deposits, compared to 75.8% a year ago.

Earnings were also favorably impacted by the sale of real estate acquired in 1996 in lieu of foreclosure. The gain of nearly $180,000 on this property elevated earnings by $.09 per share. Excluding this gain, per share earnings in the second quarter were $.77, or 26.2% ahead of the similar 1996 period.

Loan quality is excellent. Underperforming loans represent only 0.05% of total loans and our reserve for possible loan losses is more than 23 times greater than total underperforming loans. These ratios suggest our loan quality is among the very best of all banks throughout the country.

We are very pleased with the continued strong trend of performance improvement of Indiana United and expect this trend to carry into 1998 and beyond. We also believe additional growth opportunities exist. Over the next several months, we expect not only to aggressively pursue branch expansion, but will seek to forge additional mergers to create even greater shareholder value.

On behalf of our entire staff, thank you for believing in our vision of the future. We sincerely appreciate your continued confidence and support.

/s/Robert E. Hoptry
Robert E. Hoptry
Chairman and President

Financial Highlights - Second Quarter 1997

                                   Three Months Ended
                                         June 30
                                                          Percent
EARNINGS                            1997        1996       Change
  Net Income                    $1,069,566    $784,165      36.4
  Net Income Per Share                0.86        0.61      41.0
  Dividends Paid Per Share            0.25        0.20      25.0

                                     Six Months Ended
                                          June 30
                                    1997        1996
  Net Income                    $1,961,399  $1,481,049      32.4
  Net Income Per Share                1.57        1.15      36.5
  Dividends Paid Per Share            0.48        0.40      20.0

                                      As of June 30
BALANCE SHEET (In Thousands)        1997        1996
  Total Assets                    $337,583    $321,129      15.1
  Total Loans                      238,086     207,077      15.0
  Total Deposits                   284,601     273,009       4.2
  Total Common Equity               29,111      26,906       8.2

                                     As of June 30
SHARE DATA                          1997       1996
  Shares Outstanding             1,250,897  1,250,898
  Book Value                        $23.27     $21.11       10.2
  Closing Market Price              $38.00     $24.50       55.1
  Market/Book Ratio                   1.63%      1.16%
  Price/Earnings Ratio                13.0x      10.7x

  (*Trailing twelve months, excluding non-recurring items.)

GRAPHS

                                      Year    Percent
Return on Average Common Equity(%)    1995      9.21
                                      1996     10.96
                                      1997     14.04

Return on Average Assets(%)           1995      0.76
                                      1996      0.96
                                      1997      1.19

Net Interest Margin(%)                1995      3.71
                                      1996      3.98
                                      1997      4.12

Efficiency Ratio(%)                   1995     69.17
                                      1996     61.73
                                      1997     54.94

SHAREHOLDER INFORMATION
  The common shares of the Company are listed on the NASDAQ National Market System under the symbol IUBC. In newspaper listings, the Company's shares are frequently listed under IndUtd.

Primary market makers are:

 J.J.B. Hilliard / W.L. Lyons, Inc.
 NatCity Investments, Inc.
 Stifel, Nicolaus & Company, Inc.